October 8, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:         Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-12079

Mr. Owings:

We are in process of completing our response to the Staff’s comment letter to us dated September 25, 2008; however, the Company needs additional time to provide appropriate, thorough responses and to accumulate the information requested in the comment letter.  The comment letter requests that the Company respond within 10 business days or that the Company tell you when the Company will provide the Staff with a response.

Confirming the Company’s telephone conversation with the Staff on October 7, 2008, we are requesting an extension to provide our response on or before October 24, 2008.

We appreciate the Staff’s assistance in this matter.  My phone number is (713) 570-4654 and my fax number is (713) 353-9167 for future correspondence or should you have additional questions.

Sincerely,

  /s/ Kenneth A. Graves
Kenneth A. Graves
Interim Corporate Controller and
Principal Accounting Officer